U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement under Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 there under

Commission File Number: 000-52898

MOUNTAIN WEST BUSINESS SOLUTIONS, INC.

(Exact name of small business issuer as specified in its charter)

Colorado	20-5566275
(State or other jurisdiction of incorporation)	(IRS Employer ID No.)

9844 W Powers Circle

Littleton, CO 80123

(Address of principal executive offices)

(720) 404-7882

(Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GENERAL

          We are providing this Information Statement to holders of the Common Stock, par value $0.001 per share (the "Common Stock") of Mountain West Business Solutions, Inc. (the "Company") as of October 15, 2009, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the expected resignation of our current Board of Directors and the appointment of three new directors to the Board, as more fully described below.

          This Information Statement is being filed with the Securities and Exchange Commission (the "SEC") and mailed to the stockholders on or about October 23, 2009.

CHANGE IN BOARD OF DIRECTORS

          On October 15, 2009, we entered into a Share Exchange Agreement (the "Exchange Agreement") by and among the Company, Sunshine Biopharma, Inc. ("Sunshine") and its shareholders, in which we have agreed to issue 21,962,000 shares of our Common Stock and 850,000 shares of Series “A” Convertible Preferred Stock, each convertible into twenty (20) shares of our Common Stock in exchange for all of the outstanding stock of Sunshine.

          Pursuant to the Exchange Agreement, the shareholders of Sunshine will acquire a controlling number of shares of the Company, we will acquire all of the outstanding stock of Sunshine, and Sunshine will become a wholly owned subsidiary of our Company. Upon completion of the transaction, we will adopt and continue implementing Sunshine's business plan and will change our name to “Sunshine Biopharma, Inc.” and the wholly owned subsidiary will change its name to “Sunshine Etopo, Inc.” Further, upon completion of the share exchange, our officers will resign such positions and the current officers and directors of Sunshine will be appointed as officers of the Company and upon the later of closing of the share exchange or the expiration of the 10-day period following the filing of this Information Statement with the SEC and mailing of this Information Statement to our shareholders, our directors will resign and Sunshine shall be entitled to name the directors of the Company. The closing of the Exchange Agreement is expected to take place on or before October 31, 2009. At or around that time, certain shareholders of Sunshine will also acquire outstanding Convertible Promissory Notes (the “Notes”) in the aggregate principal amount of $31,750 that are convertible into shares of our Common Stock at a conversion price of $.001 per share, which Notes are owned by Darlene Nelson, Todd Sheehan, Brian Sobnosky, Doug Zueger and Brian E. Sobnosky.

          Sunshine is pharmaceutical company focused on the research, development and commercialization of drugs for the treatment of various forms of cancer. Its lead compound, Difluoro-Etoposidetm, a multi-purpose anti-tumor compound, is expected to enter Phase I clinical trials in 2010, subject to the availability of adequate financing. Sunshine has licensed its technology on an exclusive basis from Advanomics Corporation, a privately held Canadian company (“Advanomics”), and plans to initiate an R&D program as soon as practicable, once financing is in place.

          No vote or other action is required by our stockholders in connection with this Information Statement or the resignation and appointment of any director. Proxies are not being solicited.

VOTING SECURITIES AND PRINCIPAL HOLDERS

          On October 15, 2009, we had 9,388,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders. The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of October 15, 2009, with respect to (a) each of our directors and executive officers, (b) all of the directors and executive officers as a group, and (c) any other person known by us to beneficially own more than five percent of our Common Stock:

Name and Address	Amount and Nature of	Percent of
of Beneficial Owner	Beneficial Ownership(1)(2)	Class

Matthew Milonas 9844 w. Powers Circle Littleton, Colorado 80123	8,500,000	90.5%

Robert G. Ferreira 9844 W. Powers Circle Littleton, Colorado 80123	-0-	0.0%

All Officers and Directors as a Group (two persons)	8,500,000	90.5%

_______________

   (1) All ownership is beneficial and of record, unless indicated otherwise.

   (2) The Beneficial owner has sole voting and investment power with respect to the shares shown.

CHANGES IN CONTROL

          On October 15, 2009, we entered into the Exchange Agreement with Sunshine. The transaction will result in a change of our management and Board of Directors and will also result in a change in the controlling shareholders of the Company. In addition, after the closing of the transaction, there will be significantly more shares of our Common Stock issued and outstanding.

          As discussed in "Change in Board of Directors" above and in "Directors and Officers - New Officers and Directors" below, as a result of the closing of the Exchange Agreement, our current management will resign and be replaced by Sunshine directors and current officers.

          The following table sets forth certain information regarding our Common Stock expected to be beneficially owned as of the day after the closing of the Exchange Agreement, by each person known to us whom we expect to beneficially own more than 5% of our Common Stock, each person anticipated to be a newly appointed executive officer and director, and all persons anticipated to be newly appointed directors and executive officers as a group. The following table is based upon information with respect to the capitalization of Sunshine as of October 15, 2009. This table is based upon information supplied by the named parties or management of Sunshine. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of preferred stock convertible into shares of Common Stock within 60 days of the date hereof:

Title of Class	Name and Address Of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class

Common	Dr. Steve N. Slilaty(1) 579 rue Lajeunesse Street Laval, Quebec Canada H7X 3K4	34,343,567(2)	84.3%

Common	Michele Di Turi(1) 3100 Boulevard Des Gouverneurs Laval, Quebec Canada H7E 5J3	1,945,121(3)	4.8%

Common	Camille Sebaaly(1) 14464 Gouin W, #B Montreal, Quebec Canada H9H 1B1	234,373	*

Common	All Officers and Directors As a Group (3 persons)	36,523,061(2) (3)	89.7%

____________________

*	Less than 1%
(1)	Anticipated Officer and Director of our Company.
(2)

Includes 17,109,194 shares held in the name of Advanomics Corporation and 850,000 shares of Series “A” Convertible Preferred Stock that is convertible into 17,000,000 shares of Common Stock held in the name of Advanomics Corporation. Dr. Slilaty is an officer, director and principal shareholder of Advanomics Corporation.

(3)	Includes 1,710,748 shares held in the name of Sunshine Bio Investments, Inc. Mr. Di Turi is an officer, director and principal shareholder of this company.

DIRECTORS AND OFFICERS

          Upon the closing of the Exchange Agreement, Dr. Steve N. Slilaty and Messrs. Camille Sebaaly and Michele Di Turi will be appointed to our board. Further, upon the closing of the Exchange Agreement, our President, Secretary, and Treasurer shall resign and the current officers of Sunshine shall be appointed as our officers. Dr. Steve N. Slilaty will be appointed as President and Chief Executive Officer, Camille Sebaaly will be appointed as Chief Financial Officer and Secretary and Michele Di Turi will be appointed Chief Operating Officer. Upon the later of the closing of the Exchange Agreement and 10 days after the mailing of this Information Statement to our shareholders and the filing of this Information Statement with the SEC, Matthew Milonas and Robert Ferreira will resign as directors and the number of directors will be increased to three persons.

          The following discussion sets forth information regarding our current officers and directors and our proposed officer and directors after the closing of the Exchange Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Dr. Slilaty prior to the date the new directors take office.

Each member of our Board of Directors shall serve until his successor is elected and qualified.

Current Officers and Directors

The following sets forth, as of October 15, 2009, the name, age, positions, and experience of the executive officers and directors of the Company.

Name	Age	Positions

Matthew Milonas	40	President, Treasurer, Director

Robert G. Ferreira	47	Secretary and Director

Matthew Milonas has been our President, Treasurer and a Director since our inception. Since 2006, he has also been a manager in the internal controls department of Verizon Business, specializing in Sarbanes-Oxley matters. He was a special projects manager for MCI from February, 2005 to 2006. From September 2003 to January 2005, he was a business analyst with GE Access-Quovadx, Inc. From November 2002 to October 2003, he was Assistant Controller and Human Resources Manager for International Marble and Granite, Inc. He served as Chief Financial Officer of DSSG, LLC from 2001 to 2002 and as Chief Financial Officer of FSOC, Inc. from 1996 to 1998, both restaurant chains based in Colorado. Additionally he has served as Controller for the Colorado Convention Center from 1991 to 1996; Brass Smith, Inc. from 1998 to 2001, a large manufacturing firm; and IMG from 2002 to 2003, a large natural stone importer, all which are all based in Denver, Colorado. Mr. Milonas additionally has worked for INVESCO Funds as a staff auditor (1992-1994). He was also a Director of Inform World Wide Holdings, Inc., a public company. Mr. Milonas holds a Bachelor of Arts degree from Ft Lewis College, with a minor in psychology from Colorado State University.

Robert G. Ferreira has been our Secretary and a Director since our inception. He has been the beverage director for Sonoda’s restaurants in the Denver area for the past 11 years. Prior to that time, he was the beverage director for Service America at the Colorado Convention Center. He graduated with a BA in media from Worcester State College in Worcester Massachusetts in 1983.

New Officers and Directors

          Upon the effectiveness of the share exchange, Mr. Milonas will resign as President and Treasurer and Mr. Ferreira will resign as Secretary. Upon the latter of effectiveness of the share exchange and 10 days following the filing of this Information Statement with the SEC and mailing of this Information Statement to our shareholders, the following persons will be elected to the offices opposite their name.

Name	Age	Positions

Dr. Steve N. Slilaty	57	Chief Executive Officer, President and Chairman of the Board
Camille Sebaaly	50	Chief Financial Officer, Secretary and Director

Michele Di Turi	32	Chief Operating Officer and Director

Dr. Steve N. Slilaty. Since February 2002, Dr. Slilaty has been President and Chief Scientific Officer of Advanomics Corporation, Montreal, Canada, a privately held company engaged in the research, development and commercialization of drugs for the treatment of various forms of cancer. Advanomics

Corporation is the third in a line of biotechnology companies that Dr. Slilaty founded and managed through their early and mid-stages of development. The first, Quantum Biotechnologies Inc. later known as Qbiogene Inc., was founded in 1991 and grew to over $60 million in annual sales. Today, Qbiogene is a member of a family of companies owned by MP Biomedicals, one of the largest international suppliers of biotechnology reagents with a catalogue containing over 55,000 products. The second company which Dr. Slilaty founded, Genomics One Corporation, now known as Alert B&C Corporation, conducted an initial public offering (IPO) of its capital stock in 1999 and, on the basis of its ownership of Dr. Slilaty’s patented TrueBlue® Technology, Genomics One became one of the handful of participants in the Human Genome Project. Formerly a research team leader of the Biotechnology Research Institute, a division of the National Research Council of Canada, Dr. Slilaty also served as a consultant in a management and advisory capacity for a major Canadian biotechnology company between 1995 and 1997 during which time the company completed one of the largest biotechnology IPO‘s in Canada raising over $34 million dollars. Dr. Slilaty received his Ph.D. degree from the University of Arizona in 1983 and a Bachelor of Science degree from Cornell University in 1976. In addition, Dr. Slilaty holds a position as Adjunct Professor at Université du Québec in the Department of Microbiology and Biotechnology. He intends to devote approximately 50% of his time to our business affairs.

          Michele Di Turi. Since November 2008, Mr. Di Turi has been President of Sunshine Bio Investments, Inc., a privately held Canadian corporation engaged in the sale of non-regulated biotechnology and medical products. Prior, from February 2003 through November 2008, he was employed by Mazda President, Inc., Montreal, Canada, as a sales representative and director of customer service. He intends to devote approximately 60% of his time to our business affairs.

          Camille Sebaaly. Since 2001, Mr. Sebaaly was self-employed as a business consultant, primarily in the biotechnology and biopharmaceutical sectors, as well as in the hydrogen generation and energy savings fields. He was a co-founder of Advanomics Corporation with Dr. Slilaty. He received a Bachelor of Science degree in electrical and computer engineering from the State University of New York at Buffalo in 1987. He intends to devote all of his time to our business affairs.

          There are no family relationships between any of our current officers and directors and the individuals who will become directors and executive officers of our Company upon the closing of the Exchange Agreement, nor is there any family relationship between any of the nominees to become officers or directors of the Company.

Term of Office

          Directors are elected to hold office until the next annual meeting of shareholders and until their successors are elected and qualified. Annual meetings of the stockholders for the selection of directors to succeed those whose terms expire are to be held at such time each year as designated by the Board of Directors. Officers of the Company are elected by the Board of Directors, which is required to consider that subject at its first meeting after every annual meeting of stockholders. Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

Director Independence

          Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent. As a result, we have adopted the independence standards of the NYSE Euronext (formerly the American Stock Exchange) to determine the independence of our directors and those directors serving on our committees. These standards provide that a person will be considered an independent director if he or she is not an officer of the Company and is, in the view of the Company's Board of Directors, free of any relationship that would interfere with the exercise of independent judgment. Our Board of Directors has determined that our current directors are not independent.

          With the anticipated appointment of Dr. Slilaty and Messrs. Sebaaly and Di Turi to the Board, our current Board would not consider any of the anticipated appointees to be independent based upon their respective holdings in the Company and their positions as officers of the Company.

Committees of the Board of Directors

          We do not have a separately designated compensation committee, nominating committee or audit committee of the Board of Directors. Consequently, we do not have charters for any of those committees. Since we have not and do not intend to compensate our executive officers or directors until we either raise funds or begin generating revenues, we do not believe it necessary to create a compensation committee. Our directors and officers will serve without compensation from our Company and we have not adopted any processes or procedures for the consideration and determination of executive and director compensation. We anticipate that the Board of Directors will appoint committees after the change of control and the closing of the Exchange Agreement.

          Our Board of Directors performs the duties that would normally be performed by an audit committee. We do not have an audit committee financial expert due to lack of funds.

          The Board of Directors, acting in the capacity of the audit committee, received communication from the Company's independent registered public accounting firm of the matters required by Statement on Auditing Standards No. 61 in connection with the audit of the Company's financial statements for the year ended July 31, 2009. Also, in connection with the audit of the Company's financial statements for the year ended July 31, 2009, the Board of Directors, acting in the capacity of the audit committee, received communication from the Company's independent registered public accounting firm of the independence matters required by Public Company Accounting Oversight Board Rule 3526. The Board of Directors was allowed the opportunity to discuss both of these communications with the Company's independent registered public accounting firm, but the Board of Directors determined that there were no matters that warranted additional discussion.

Director Nominations

          The Board of Directors does not have a standing nominating committee or committee performing similar functions. The Board of Directors also does not currently have a policy for the qualification, identification, evaluation or consideration of director candidates. The Board of Directors does not believe that a defined policy with regard to the qualification, identification, evaluation or consideration of candidates recommended by stockholders is necessary at this time due to the Company’s nominal operations and the fact that we have not received any stockholder recommendations in the past. Director nominees are considered solely by our current directors.

          After the closing of the Exchange Agreement we expect the new Board of Directors would review the director nomination process and implement policies for the qualification, identification, evaluation or consideration of director candidates.

Stockholder Communications with Directors

          After completion of the Share Exchange, stockholders who want to communicate with our Board may send a letter to our President at 6100 Royalmount Ave., Montreal, Quebec, Canada H4P 2R2. The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Board

Communication." The President, who also serves as a director, will review the communication.

Meetings of the Board of Directors and Stockholders

          Our Board of Directors held no formal meetings during the years ended July 31, 2009 and 2008. All proceedings of the Board of Directors were conducted by unanimous written consent. We have not adopted any policy with regard to Board members' attendance at annual meetings of security holders. No annual meeting of stockholders was held in 2009 or 2008, as we elected not to conduct the same in order to conserve operating capital.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

No compensation has been paid and no stock options granted to any of our officers or directors in the last three fiscal years.

          Unless otherwise expressly provided by resolution adopted by the Board of Directors, no director is entitled to receive any compensation for his services as a director. The Board of Directors may provide that the directors shall be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. In addition, the Board of Directors may provide that directors shall be paid their actual expenses, if any, of attendance at each meeting of the Board of Directors. Our bylaws do not prohibit any director from serving our Company in any other capacity and receiving compensation, but the Board of Directors may by resolution provide that any director receiving compensation for his or her services to our Company in any other capacity shall not receive additional compensation for his or her services as a director. The Board of Directors has not adopted any policy in regard to the payment of fees or other compensation to directors.

Sunshine Director and Officer Compensation

          Since its inception, none of Sunshine's officers or directors have been compensated by Sunshine for their services and it is not expected that these persons will be compensated until such time as sufficient funds are available and the payment of such salaries will not inhibit implementation of the business plan.

Certain Relationships and Related Transactions

We currently occupy approximately 500 square feet of office and retail space which we rent from our President and largest shareholder on a month-to-month basis, currently without charge.

Conflicts of Interest

          We have not adopted any policies or procedures for the review, approval, or ratification of any transaction between our Company and any executive officer, director, nominee to become a director, 10% stockholder, or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

Certain Sunshine Relationships and Related Transactions

          Sunshine has licensed its technology on an exclusive basis from Advanomics Corporation, a privately held Canadian company. Dr. Slilaty is an officer, director and principal shareholder of

Advanomics. Sunshine issued an aggregate of 73,000,000 shares of its Common Stock and 7,300,000 shares of Series “A” Convertible Preferred Stock in exchange for this license, which will be exchanged for 17,109,194 shares of the Company’s Common Stock and 850,000 shares of Series “A” Convertible Preferred Stock, each share of Preferred Stock convertible into 20 shares of Common Stock upon effectiveness of the Share Exchange.

          In September 2009 Sunshine acquired certain assets from Sunshine Bio Investments, Inc. Michele Di Turi is President of Sunshine Bio Investments, Inc. Sunshine issued 7,299,270 of its then issued and outstanding shares of common stock in consideration for these assets, which will be exchanged for an aggregate of 1,710,748 shares of the Company’s Common Stock upon effectiveness of the Share Exchange.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our outstanding equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. We have nothing to report in this regard.

LEGAL PROCEEDINGS

          We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our Company or has a material interest adverse to us.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 31, 2009	MOUNTAIN WEST BUSINESS SOLUTIONS, INC.

By:s/Matthew Milonas_________________________
Matthew Milonas, Chief Executive Officer